VolAero UAV & Drones Holdings Corp.
Consolidated Balance Sheet
December 31, 2016
(unaudited)

ASSETS

	December 31, 2016
Current Assets:	
Cash	$ -
Accounts receivable, net	100
Total current assets	100
Property, plant and equipment, net	84,732
Other Assets	
Deposits	16,364
Total other assets	16,364
Total Assets	$ 101,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Bank overdraft	$ 1,358
Accounts payable and accrued expenses	$ 42,039
Line of credit payable	230,000
Loan payable - related party	121,072
Total current liabilities	394,469
Commitments & Contingencies	-
Stockholders' Equity:	
Common stock, $.0001 par value; 10,000,000 shares authorized, 5,000,000 issued and outstanding	500
Additional paid-in capital	-
Accumulated deficit	(293,773)
Total Stockholders' Equity	(293,273)
Total Liabilities & Stockholders' Equity	$ 101,196

See independent accountants' review report
The accompanying notes are an integral part of these financial statements